TransAlta announces strong comparable first quarter earnings

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Comparable* earnings per share of $0.50 versus $0.28 in first quarter 2007

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Gross margin* increases $51 million driven by higher fleet availability and greater production at Centralia Thermal

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TransAlta announces a 53 megawatt (MW) efficiency uprate at its Sundance plant

CALGARY, Alberta (April 21, 2008) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) today reported comparable earnings for the first quarter 2008 of $99 million ($0.50 per share) versus $56 million ($0.28 per share) for the same period in 2007.  Net earnings for the first quarter 2008 were $33 million ($0.17) compared to $56 million ($0.28 per share) in the first quarter 2007.

“TransAlta’s first quarter results reflect overall solid performance across our assets and good market conditions coupled with strong operations at Centralia Thermal,” said Steve Snyder, President and CEO. “They position us to deliver on our goal of achieving low double digit comparable earnings per share growth for the year.”

In the quarter, TransAlta advanced key initiatives related to its balanced capital allocation plan including portfolio optimization and returning capital to shareholders through dividends and share repurchases. In February, the company announced an agreement for the sale of its Mexico business to InterGen for $304 million cash and its plan to use a significant portion of the proceeds to repurchase shares. Also in February, TransAlta’s Board announced an eight per cent increase to its annual dividend, and subsequently in March, established a formal dividend policy with a target payout ratio of 60 to 70 per cent of comparable earnings.

Consistent with its commitment to disciplined growth, TransAlta also announced today it is proceeding with a 53 MW efficiency uprate at its Sundance plant in Alberta. The total capital cost of the project is estimated at $75 million with commercial operations expected to commence by the end of 2009. This is in addition to the $115 million, 66 MW Blue Trail wind facility in Alberta announced in the first quarter.

Comparable results in the quarter were driven by a $51 million increase in gross margin, due to higher availability across the fleet, greater production at Centralia Thermal, and stronger pricing in TransAlta’s core regions of Alberta and the Pacific Northwest. Net earnings were lower year-over-year primarily due to the after-tax equity loss of $65 million related to the write-down of TransAlta’s Mexico business.

Fleet availability for the three months ended March 31, 2008 increased to 91.8 per cent compared to 88.2 per cent in the same period last year primarily due to lower derates at Centralia Thermal. In the first quarter 2007 availability at Centralia Thermal was negatively impacted as TransAlta conducted test burns of Powder River Basin coal.

Cash flow from operations was $237 million compared to $331 million for the first quarter of 2007.  First quarter 2008 cash flow from operations includes $116 million of contractually scheduled payments for 2007 that were collected Jan. 2, 2008. Cash flow in the quarter was lower than the previous year due to higher contractually scheduled PPA revenues of $185 million from 2006 being carried into the first quarter of 2007. Cash flow in the first quarter of 2008 was also impacted by higher cash taxes paid and timing of other working capital items.

*Presenting comparable earnings and gross margin from period to period is provided to help management and shareholders evaluate earnings trends more readily in comparison with prior periods’ results.  An explanation and reconciliation of these non-GAAP financial measures can be found beginning on page 16 of the MD&A.

First Quarter 2008 Highlights:

In millions, unless otherwise stated	3 months ended March 31, 2008	3 months ended March 31, 2007
Availability (%)	91.8	88.2
Production (GWh)	13,226	12,697
Revenue	$803	$669
Gross margin[1]	$433	$378
Operating income [1]	$189	$138
Net earnings	$33	$56
Comparable earnings[1]	$99	$56
Basic and diluted earnings per share	$0.17	$0.28
Comparable earnings per share	$0.50	$0.28
Cash flow from operations	$237	$331

1 Gross margin, operating income, and comparable earnings are not defined under Canadian GAAP.  Refer to the non-GAAP financial measures section beginning on page 16 of the MD&A.

The complete first quarter report for 2008, including Management’s Discussion and Analysis and unaudited financial statements, is available on the Investors section of our website: www.transalta.com.

TransAlta will hold a conference call and webcast at 9 a.m. Mountain (11 a.m. Eastern) today to discuss first quarter 2008 results.  The call will begin with a short address by Steve Snyder, President and CEO and Brian Burden, Executive Vice-President and CFO, followed by a question and answer period for investment analysts, investors, and other interested parties. A question and answer period for the media will immediately follow.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jennifer Pierce" as moderator.

Dial-in numbers:
For local Calgary participants – (403)-232-6311
For local Toronto participants – (416)-883-0139
Toll-free North American participants – 1-888-458-1598
Participant pass code –  26326#

A link to the live webcast will be available via TransAlta’s website, www.transalta.com, under Web Casts in the Investor Relations section. If you are unable to participate in the call, the instant replay is accessible at 1-877-653-0545 with TransAlta pass code 616429#. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

Note: If using a hands-free phone, lift the handset and press one to ask a question.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

  Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Senior Advisor, Media Relations

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  (403) 267-7622

Email:  michael_lawrence@transalta.com

Phone:  1-800-387-3598 in Canada and U.S.

E-mail:  investor_relations@transalta.com

Jess Nieukerk

Senior Analyst, Investor Relations

Phone:  (403) 267-3607

E-mail:  investor_relations@transalta.com